Exhibit 99.1

Sierra Metals Reports Strong Q3-2020 Financial Results for Its Sociedad Minera Corona Subsidiary in Peru Which Increased Its Adjusted EBITDA by 28% to a Record of US$26.6 Million

Sierra Metals’ Consolidated Financials to Be Reported on November 9, 2020

TORONTO--(BUSINESS WIRE)--November 2, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the third quarter of 2020 (“Q3 2020”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended September 30, 2020

  Revenues of US$44.6 million vs. US$44.4 million in Q3 2019
  Adjusted EBITDA of US$26.2 million vs. US$20.5 million in Q3 2019
  Total tonnes processed of 318,155 vs. 307,239 in Q3 2019
  Net production revenue per tonne of ore milled increased to US$147.59 from US$145.64 in Q3 2019
  Cash cost per copper equivalent payable pound decreased by 13% to US$0.82; Cash cost per zinc equivalent payable pound decreased by 21% to US$0.30
  All in sustaining cost (“AISC”) per copper equivalent payable pound increased to US$1.93; All in sustaining cost (“AISC”) per zinc equivalent payable pound increased to US$0.70
  Copper equivalent production of 22.2 million pounds vs. 23.0 million pounds in Q3 2019
  Zinc equivalent production of 61.3 million pounds vs. 57.2 million pounds in Q3 2019
  US$52.3 million of cash and cash equivalents as at September 30, 2020
  US$77.3 million of working capital as at September 30, 2020

The Yauricocha Mine processed 318,155 tonnes during Q3 2020, representing a 4% increase compared to Q3 2019. Daily ore throughput averaged 3,636 tpd during the quarter, as the mine continued its efforts to recover some of its annual production lost due to the COVID-19 related shutdown in Peru. Grades for all metals except zinc were lower for the quarter due to a lower proportion of ore coming from the high-grade small ore bodies, compared to the third quarter of 2019. Zinc grades were higher during the third quarter of 2020 due to mining in the Cachi Cachi area. However, recoveries were negatively affected by lower head grades and slightly reduced residence capacity in the flotation cells, as a result of higher throughput performance. With the commissioning of the new DR-180 floatation cells and the related automated controls of the flotation process, the Company anticipates an improvement in recoveries for the rest of the year.

Luis Marchese, CEO of Sierra Metals commented, “The Yauricocha Mine had a strong third quarter and we continued to recover annual production tonnage lost due to the COVID-19 pandemic. The robust production in the third quarter coupled with improved metal prices resulted in significant improvements to EBITDA, cashflow and net income. Yauricocha’s performance in 2020 continues to excel for the Company and its shareholders.”

He continued, “The COVID-19 situation in Peru is still very serious and remains an important factor in our daily operations at the Yauricocha mine. Protecting our employees, the communities in which we operate, and our operations is very important, as such we continue adhering to strict health protocols. Testing and quarantining has helped us to identify and keep active cases from the mines but as a result we are operating with a lower head count than optimal. I appreciate all our employee’s hard work in helping the mines to run safely, efficiently, thereby ensuring the strong third quarter results that we are reporting today for Yauricocha.”

He concluded, “We have also been able to reinitiate on the backlog of exploration and infrastructure projects at the mine, expected to help us to improve mine operations, operating efficiencies and continue to discover and develop mineral resources. Precluding any further COVID-19 work interruptions, the fourth quarter should help us to realize a strong finish for the year.”

The following table displays selected unaudited financial information for the three months and nine months (“9M 2020”) ended September 30, 2020:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Nine Months Ended
per tonne metrics)	September 30, 2020	September 30, 2019	Var %	September 30, 2020	September 30, 2019	Var %

Revenue	$44,580	44,427	0%	101,703	113,752	-11%
Adjusted EBITDA (1)	26,227	20,522	28%	43,810	46,162	-5%
Cash Flow from operations	24,245	20,435	19%	41,564	45,539	-9%
Gross profit	23,511	20,297	16%	41,041	47,997	-14%
Income Tax Expense	(7,467)	(7,089)	5%	(15,176)	(13,245)	15%
Net Income	12,755	9,862	29%	16,664	24,308	-31%

Net production revenue per tonne of ore milled (2)	147.59	145.64	1%	126.88	141.94	-11%
Cash cost per tonne of ore milled (2)	50.09	67.86	-26%	55.75	68.96	-19%

Cash cost per copper equivalent payable pound (2)	0.82	0.94	-13%	0.97	1.10	-12%
All-In Sustaining Cost per copper equivalent payable pound (2)	1.93	1.64	18%	2.00	1.84	9%
Cash cost per zinc equivalent payable pound (2)	0.30	0.38	-21%	0.36	0.46	-23%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.70	0.66	6%	0.73	0.77	-4%

(In thousands of US dollars, unless otherwise stated)	September 30, 2020	December 31, 2019

Cash and cash equivalents	$52,312	35,004
Assets	226,963	200,474
Liabilities	55,859	46,034
Equity	171,104	154,440

[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

[2] All-In Sustaining Cost per copper/zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost per copper/zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

Corona’s Financial Highlights for the Three and Nine Months Ended September 30, 2020

  Sales revenue of US$44.6 million for the third quarter of 2020 compared to US$44.4 million for the same period of 2019. Sales revenue of US$101.7 million for the nine-month period ended September 30, 2020 compared with US$113.8 million for the same period of 2019. Sales for the Q3 2020 were in-line with Q3 2019, as higher realized sale prices were offset by lower quantities of metals sold, except zinc and 68% increase in treatment and refining charges.
  Cash costs per copper equivalent pound of $0.82 decreased by 13% quarter over quarter as a 26% decrease in operating costs per tonne, attributable to lower labor and contractor costs, was offset by a 5% decrease in copper equivalent payable pounds. AISC per copper equivalent pound of $1.93 increased 18% largely due to the 68% increase in treatment and refining costs as compared to Q3 2019.
  Adjusted EBITDA of US$ 26.2 million for the third quarter of 2020 compared to adjusted EBITDA of US$20.5 million for the same period of 2019. Adjusted EBITDA of US$43.8 million for the nine-month period ended September 30, 2020 compared to US$46.2 million for the same period of 2019. Adjusted EBITDA for the nine months ended in 2020 compared to the same period of 2019 was lower mainly due to the lower revenues of the Company; and the increase in Adjusted EBITDA during the third quarter of 2020 compared to 2019 was higher mainly due to lower operating costs during the third quarter of 2020.
  Net income of US$12.8 million or US$0.355 per share for the third quarter of 2020 compared to net income of US$9.9 million or US$0.274 per share for the same period of 2019. Net income of US$16.7 million or US$0.463 per share for the nine months ended September 30, 2020 compared to net income of US$24.3 million or US $ 0.676 per share for the same period of 2019.
  Operating cash flow before movements in working capital of US$24.2 million for the third quarter of 2020 compared to US$20.4 million for the same period of 2019. Operating cash flow before movements in working capital of US$41.6 million for the nine-month period ended September 30, 2020 compared to US$45.5 million for the same period in 2019. Operating cash flow before movements in working capital for the nine months ended 2020 compared to the same period of 2019 was lower mainly due to the lower income of the Company; and the increase in operating cash flow before movements in working capital during the third quarter of 2020 compared to 2019 was higher mainly due to lower operating costs, as mentioned above.
  Cash and cash equivalents of US$52.3 million as of September 30, 2020 compared to US$35.0 million as of December 31, 2019. Cash and cash equivalents have increased by US$17.3 million as a result of operating cash flows of US$31.2 million, offset by the payment of investment activities for US$12.5 million and intercompany loan for US$1.4 million.

Corona’s Operational Highlights for the Three and Nine Months Ended September 30, 2020

Yauricocha Production	Three Months Ended			Nine Months Ended
	Sep 30, 2020	Sep 30, 2019	% Var.	Sep 30, 2020	Sep 30, 2019	% Var.

Tonnes processed	318,155	307,239	4%	805,914	795,218	1%
Daily throughput	3,636	3,511	4%	3,070	3,029	1%

Silver grade (g/t)	61.32	66.36	-8%	64.19	64.49	0%
Copper grade	1.01%	1.12%	-10%	1.11%	1.06%	4%
Lead grade	1.52%	1.69%	-10%	1.56%	1.58%	-1%
Zinc grade	4.00%	3.79%	6%	3.84%	3.59%	7%
Gold Grade (g/t)	0.55	0.59	-7%	0.61	0.58	6%

Silver recovery	82.93%	81.21%	2%	82.56%	79.00%	5%
Copper recovery	76.20%	79.36%	-4%	76.19%	77.68%	-2%
Lead recovery	89.53%	90.51%	-1%	88.58%	89.71%	-1%
Zinc recovery	88.63%	87.48%	1%	88.32%	88.25%	0%
Gold Recovery	19.19%	22.13%	-13%	19.97%	19.13%	4%

Silver production (000 oz)	520	532	-2%	1,373	1,303	5%
Copper production (000 lb)	5,419	6,012	-10%	14,967	14,411	4%
Lead production (000 lb)	9,550	10,340	-8%	24,564	24,857	-1%
Zinc production (000 lb)	24,869	22,480	11%	60,256	55,494	9%
Gold Production (oz)	1,076	1,282	-16%	3,180	2,844	12%

Copper equivalent pounds (000's)(1)	22,245	22,987	-3%	56,809	55,318	3%
Zinc equivalent pounds (000's)(1)	61,269	57,166	7%	154,655	132,142	17%
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2019 were calculated using the following realized prices: $17.28/oz Ag, $2.63/lb Cu, $1.06/lb Zn, $0.94/lb Pb, $1,481/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2019 were calculated using the following realized prices: $15.91/oz Ag, $2.74/lb Cu, $/1.16lb Zn, $0.91/lb Pb, $1,370/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777